

12062381

SEC Mail Processing Section

AUG 24 2012

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pennaluna & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 Sherman Avenue, Suite 203
(No. and Street)

Coeur d'Alene	Idaho	83814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald B. Nicklas (208) 667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Magnuson, McHugh & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2100 Northwest Blvd.	Coeur d'Alene	Idaho	83814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald B. Nicklas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pennaluna & Company, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHARYL A. RAGAN
NOTARY
PUBLIC
STATE OF IDAHO

Charyl A Ragan
Notary Public

Signature

Pres
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2012

MAGNUSON,

MCHUGH

& COMPANY, P.A.

CPAS AND CONSULTANTS



PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2012

Pennaluna & Company
June 30, 2012

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

REPORT REQUIRED BY SEC RULE 17A-5

FINANCIAL STATEMENTS


Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Company, P.A.

Magnuson, McHugh & Company, P.A.

August 21, 2012

2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1135 • Fax: 208-667-9174 or 208-770-2300 • cpas@mmcocpa.com

Count On Us To Care

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2012

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 131,985
Accounts receivable	28,311
Income tax receivable	7,863
Prepaid expense	10,663
Securities owned at market value	578,556
Escrow account	10,501
Total current assets	767,879
PROPERTY AND EQUIPMENT	
Furniture and equipment	117,432
Less accumulated depreciation	(110,826)
Total property and equipment	6,606
OTHER ASSETS	
Security deposit	500
Investments not readily marketable	500
Goodwill	20,000
Total other assets	21,000
Total assets	$ 795,485

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 83,516
Securities sold, not yet purchased	6,510
Income tax payable	30
Current portion deferred tax liability	22,321
Total current liabilities	112,377
LONG-TERM LIABILITIES	
Deferred tax liability	1,355
Total long-term liabilities	1,355
SHAREHOLDERS' EQUITY	
Capital stock, non-assessable, par value $1.00 per share, 100,000 shares authorized, 50,782 issued and outstanding	50,782
Additional paid in capital	452,015
Retained earnings	323,436
Less treasury stock - 2,266 shares at cost	(144,480)
Total shareholders' equity	681,753
Total liabilities and shareholders' equity	$ 795,485

The accompanying "Notes to the Financial Statement" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the Year Ended June 30, 2012

INCOME	
Commissions	$ 1,136,168
Trading profits	1,786,250
Total income	2,922,418
EXPENSES	
Salaries	1,880,830
Trading expenses	452,827
Quote service	157,788
Payroll taxes	87,294
Insurance	87,636
Advertising and promotion	23,866
Telephone, fax, and internet service	45,595
Professional and consultant fees	28,081
Rent, lights, water, and garbage	33,557
Compliance and registration	34,489
Office expense	15,162
Depreciation	4,856
Postage	12,902
Travel and entertainment	7,669
Maintenance and repairs	3,836
Subscriptions and dues	13,375
Continuing education	1,600
Taxes and licenses	657
Miscellaneous expense	5,403
Contributions	320
Total expenses	2,897,743
NET INCOME FROM OPERATIONS	24,675
OTHER INCOME (EXPENSE)	
Miscellaneous income	2,288
Interest expense	(7,324)
Loss on disposal of computer equipment	(281)
TOTAL OTHER INCOME (EXPENSE)	(5,317)
NET INCOME BEFORE INCOME TAXES	19,358
INCOME TAX BENEFIT (EXPENSE)	
Current	7,833
Deferred	(10,148)
NET INCOME	$ 17,043

The accompanying "Notes to the Financial Statement" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2012

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Total
BALANCES, as of June 30, 2011	$ 49,482	$ 414,315	$ (138,480)	$ 306,393	$631,710
NET INCOME	-	-	-	17,043	17,043
OTHER CURRENT YEAR CHANGES:					
Employee stock compensation	1,300	37,700	-	-	39,000
Purchased 200 shares of Treasury Stock at $30/sh	-	-	(6,000)	-	(6,000)
BALANCES, at June 30, 2012	$ 50,782	$ 452,015	$ (144,480)	$ 323,436	$681,753

The accompanying "Notes to the Financial Statement" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 17,043
Adjustments to reconcile net income to net cash (used) by operating activities:	
Depreciation	4,856
Loss on disposal of computer equipment	281
Employee stock compensation	39,000
Change in deferred tax provision	10,148
Decrease in accounts receivable	16,213
Decrease in escrow deposit	617
Decrease in prepaid expenses	1,296
Decrease in inventory	4,604
(Decrease) in accounts payable and accrued expenses	(96,274)
(Decrease) in income taxes payable	(13,437)
Net cash used by operating activities	(15,653)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(4,030)
Net cash used by investing activities	(4,030)
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of treasury stock	(6,000)
Net cash used by financing activities	(6,000)
NET DECREASE IN CASH	(25,683)
CASH, beginning of year	157,668
CASH, end of year	$ 131,985

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes	$ 5,574
Cash paid for interest	$ 7,324

The accompanying "Notes to Financial Statements" are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Pennaluna & Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna & Company is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna & Company's customers are located primarily in Idaho and Washington. Pennaluna & Company utilizes a third party clearing house, National Financial Services, L.L.C., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts using the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna & Company are computed by and remitted through National Financial Services, L.L.C. There was no bad expense incurred during the year ended June 30, 2012.

Accounting for Long-lived Assets – In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

Securities Owned and Sold, not yet Purchased – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis. Securities owned and sold, not yet purchased, consist primarily of publicly traded stocks held for resale, and are valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized gains of $61,027 are included in income for the year ended June 30, 2012. Securities owned and sold, not yet purchased are in the physical custody of National Financial Services, L.L.C.

Advertising Costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition was recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets,* which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001. Management does not believe goodwill is impaired at June 30, 2012.

Income Taxes - In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted FIN 48 as of June 30, 2009 and, thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investments not readily marketable – Investments not readily marketable represents restricted stock held at cost in the amount of $500 as of June 30, 2012.

Prepaid Expenses - Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2012 was $10,663.

(Continued)

NOTE 2: INCOME TAXES

The Company provides for income taxes based upon the income reported for financial statement purposes. Deferred income taxes are provided for timing differences in reporting income for financial statement and tax return purposes. The Company has recognized a net deferred tax liability for the difference in depreciation expense taken and the unrealized gain not reported for tax purposes. The difference between income tax expense as shown on the statements and the expected tax expense based on statutory rates is due to changes in the amount of unrealized gains and losses contained in the ending stock inventory.

The provision for income tax and the related liability accounts at June 30, 2012 are summarized as follows:

Income Tax Provision

	Federal	State	Total
Income taxes include:			
Current liability	$ -	$ 30	$ 30
Current deferred tax liability	14,955	7,366	22,321
Noncurrent deferred liability	908	447	1,355
Total tax liability	$15,863	$7,843	$23,706
The provision for income tax expense:			
Current tax benefit			$ 7,833
Deferred tax expense			(10,148)
Total			$ (2,315)

NOTE 3: SUBSEQUENT EVENTS DATE OF MANAGEMENT ELECTION

Management has evaluated subsequent events through August 21, 2012 the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2012

COMPUTATION OF NET CAPITAL:

Total equity	$ 681,753
Deduct:	
Total non-allowable assets	(56,833)
Haircuts	(280,535)
NET CAPITAL	$ 344,385

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per focus report	$ 344,385
NET CAPITAL, per above	$ 344,385

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2012.

Market makers at June 30, 2012 were $184,500. For the year ended June 30, 2012 the minimum net capital requirement is $184,500.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2012

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 131,785	$ 200	$ 131,985
Accounts receivable - clearance account & other	28,311	-	28,311
Securities inventory	578,556	-	578,556
Income tax receivable	-	7,863	7,863
Prepaid expenses	-	10,663	10,663
Investments not readily marketable	-	500	500
Escrow account	-	10,501	10,501
Furniture and equipment - net	-	6,606	6,606
Deposit	-	500	500
Intangibles - net	-	20,000	20,000
Total assets	$ 738,652	$ 56,833	$ 795,485

	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
LIABILITIES			
Accrued expenses	$ 83,546	$ 6,510	$ 90,056
Deferred tax liability	-	23,676	23,676
Total liabilities	$ 83,546	$ 30,186	113,732
EQUITY			
Common stock			50,782
Additional paid-in-capital			452,015
Retained earnings			323,436
Treasury stock			(144,480)
Total equity			681,753
Total liabilities and equity			$ 795,485

SCHEDULE OF HAIRCUTS:	Market Value of Securities	Haircut Percentage	Haircut
	$ 92,111	15%	$ 13,817
	1,007	40%	403
	256,526	100%	256,526
	223,594	2%	4,472
	5,318	100%	5,318
	$ 578,556		280,535
Total haircuts			$ 280,535

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.

REPORT REQUIRED BY SEC RULE 17 A-5



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the financial statements and supplemental schedules of Pennaluna & Company (the "Company"), as of and for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1135 • Fax: 208-667-9174 or 208-770-2300 • cpas@mmcocpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3 (CONCLUDED)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Magnuson, McHugh & Company, P.A.

Magnuson, McHugh & Company, P.A.

August 21, 2012